Brown & Brown, Inc.
Legal Department

3101 W. Martin Luther King Jr. Blvd.
Suite 400
Tampa, FL 33607
Phone: (813) 222-4182
Fax: (813) 222-4464
jhayes@bbinslegal.com



Fax

To: John L. Krug		**From:** Jennifer Hayes	
Fax: 202-772-9291		**Date:** August 11, 2009	
Phone:		**Pages:** 3 (including cover page)	
Re:		**CC:**	

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Brown & Brown, Inc.
3101 W. Martin Luther King, Jr. Blvd.
Suite 400 ▪ Tampa, Florida 33607
813.222.4277 ▪ Fax 813.222.4464
Email: lgrammig@bbinslegal.com

LAUREL LENFESTEY GRAMMIG
*Vice President, Secretary
and Chief Corporate Counsel*

August 10, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director

   Re: Brown & Brown, Inc.
      Form 10-K for the fiscal year ended December 31, 2008
      Definitive Proxy Statement filed March 19, 2009
      File No. 001-13619

Dear Mr. Riedler:

  I am the Chief Corporate Counsel of Brown & Brown, Inc. (the "Company") and I am writing in response to your letter dated July 29, 2009 (the "Comment Letter") regarding the above-referenced matter. I am sending you this letter at the direction of John Krug based on my telephone conversation with Mr. Krug earlier today.

  The Comment Letter requested that, within 10 business days, the Company either provide a response or a notice of when it would provide a response. As I discussed with Mr. Krug earlier today, Chester E. Bacheller, Esq., the Company's primary outside legal counsel (who, at my request, previously spoke to Mr. Krug regarding certain of the logistical issues that I discuss in this letter), certain individuals who would normally assist the Company in finalizing a Comment Letter response, and I are all currently on previously-scheduled vacations. In addition, because the Comment Letter focuses on certain aspects of the evaluation of certain officer bonuses by the Compensation Committee of the Board of Directors (the "Compensation Committee"), the Company is currently seeking the Compensation Committee's comments regarding its Comment Letter response. In order to avoid interrupting existing vacation plans and to permit sufficient time to seek and receive the Compensation Committee's comments, the Company will need additional time to respond to the Comment Letter. As discussed in my telephone conversation with Mr. Krug earlier today, the Company believes that an additional 14 business days will be sufficient for it to provide its Comment Letter response.

Please let me know if you have any questions regarding the foregoing. Your attention to this matter is appreciated.

Sincerely,



Laurel Grammig
Chief Corporate Counsel

cc: John L. Krug, Division of Corporate Finance (via facsimile – 202-772-9291)
       J. Powell Brown, Chief Executive Officer, Brown & Brown, Inc.
       Cory T. Walker, Chief Financial Officer, Brown & Brown, Inc.
       Chester E. Bacheller, Esq., Holland & Knight LLP